FOR IMMEDIATE RELEASE	July 11, 2019

Micromem Provides Update

Toronto, Ontario and New York, New York, July 11, 2019 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") provides the following update.

Micromem and its joint development partner, Chevron Corporation (NYSE: CVX) ("Chevron"), continue to advance the ARTRA-171 project towards commercialization.

Micromem and Repsol S.A. ("Repsol") (MSE: REP and OTCQX: REPYY) (www.repsol.energy/en/), are now  pursuing a letter of intent to complete a long term contract with respect to the continued development and the commercialization  of the RT Lube technology.

Micromem is now engaged in completing documentation on 3 new projects which will broaden its current product base and is also pursuing a project opportunity in a new field.

Micromem is continuing to meet its commitments to its partners and is confident that it will be successful in these undertakings.

About Micromem and MASTInc

Both ATRA 171 and ARTRA 171 units refer to the same AROMA technology developed by Micromem.  ARTRA 171 will be used to reference the technology for use by Chevron Corporation.  MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 291,075,294

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com